Exhibit 99.1

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

TABLE OF CONTENTS

Interim Condensed Consolidated Statements of Financial Position	2 to 3
Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss	4
Interim Condensed Consolidated Statements of Changes in Equity	5 to 6
Interim Condensed Consolidated Statements of Cash Flows	7 to 8
Notes to Interim Condensed Consolidated Financial Statements	9 to 57

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30, 2023	December 31, 2022
	Note	Unaudited	Audited
		USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		12,359	20,065
Short term deposits		11	859
Restricted cash		182	185
Trade accounts receivable		18,981	21,449
Receivable from sale of shares	3C	5,774	-
Other receivables		2,015	1,928
Inventory		2,543	1,791
Loans to associates	7b2	1,181	546
Loans to others		1,017	1,011
Related parties	7b1	238	298
Financial assets at fair value through profit or loss	4A	2,243	4,126
		46,544	52,258

NON-CURRENT ASSETS:
Property and equipment, net		384	408
Right-of-use assets, net		598	591
Investments accounted for using the equity method	3B	5,454	11,892
Intangible assets, net	5	31,036	30,862
Deferred tax asset		458	397
Financial assets at fair value through profit or loss	4A	1,193	1,243
		39,123	45,393

TOTAL ASSETS		85,667	97,651

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30, 2023	December 31, 2022
	Note	Unaudited	Audited
		USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts payable		18,587	20,421
Short term loans	3E, 3F	5,973	5,111
Current portion of long-term loans	3F	1,879	1,500
Lease liabilities		165	131
Warrants at fair value	4H	158	396
Liability to event producers		1,526	1,654
Warrants at fair value issued by a subsidiary	3E, 4H	3,142	4,159
Related parties	7b3	811	1,055
Accrued expenses and other current liabilities		3,638	3,200
		35,879	37,627

NON-CURRENT LIABILITIES:
Lease liabilities		447	512
Long-term loans	3F	3,128	2,881
Deferred tax liability		1,747	1,817
Accrued severance pay, net		19	125
		5,341	5,335

TOTAL LIABILITIES		41,220	42,962

EQUITY:	6
Share capital - ordinary shares with no par value: authorized - June 30,2023 - 200,000,000 and December 31, 2022 - 200,000,000 shares; issued and outstanding - June 30, 2023 - 25,524,570 shares December 31, 2022 - 24,661,470 shares		-	-
Share premium		111,589	111,322
Other capital reserves		13,763	13,208
Warrants		197	197
Accumulated deficit		(93,786)	(85,586)
Equity attributable to owners of Medigus Ltd.		31,763	39,141
Non-controlling interests	3A3	12,684	15,548
		44,447	54,689

TOTAL LIABILITIES AND EQUITY		85,667	97,651

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS
AND OTHER COMPREHENSIVE LOSS

		Six months ended June 30,
		2023	2022
	Note	Unaudited
		USD in thousands
Revenues	8
Products		3,871	2,343
Services		49,514	32,616
		53,385	34,959

Cost of revenues:
Products		3,497	1,933
Services		41,688	26,834
		45,185	28,767

Gross profit		8,200	6,192
Research and development expenses		2,632	2,500
Sales and marketing expenses		1,868	2,240
General and administrative expenses		8,274	5,057
Net change in fair value of financial assets at fair value through profit or loss	4	3,978	813
Equity losses	3B2	1,238	1,910
Operating loss		(9,790)	(6,328)

Gain from initial recognition of assets and liabilities upon consolidation of Gix Internet	3F	-	(2,300)
Loss from sale of investments		-	(68)
Other income		(154)	(176)
Changes in fair value of warrants issued to investors	4I	(238)	99
Changes in fair value of warrants issued to third party investors by a consolidated subsidiary	4J	(1,017)	63
Financial loss, net		978	793
Loss before taxes on income		(9,359)	(4,739)
Tax expenses		(177)	(9)
Net loss for the period		(9,536)	(4,748)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Share of other comprehensive income (loss) of consolidated subsidiaries and associates accounted for using the equity method		306	(961)
Other comprehensive income (loss) for the period		306	(961)
Total comprehensive loss for the period		(9,230)	(5,709)

Net loss for the period is attributable to:
Owners of Medigus		(8,200)	(3,590)
Non-controlling interests		(1,336)	(1,158)
		(9,536)	(4,748)
Total comprehensive loss for the period is attributable to:
Owners of Medigus		(8,061)	(4,275)
Non-controlling interests		(1,169)	(1,434)
		(9,230)	(5,709)
Loss per ordinary share attributed to Medigus ltd
Basic		(0.33)	(0.15)
Diluted		(0.33)	(0.15)

Weighted average ordinary shares outstanding (in thousands)
Basic		24,490	24,109
Diluted		24,490	24,109

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Medigus Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interests	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
		Unaudited
		USD in thousands
BALANCE AS OF JANUARY 1, 2023		-	111,322	3,260	949	9,689	(690)	197	(85,586)	39,141	15,548	54,689

Loss for the period		-	-	-	-	-	-	-	(8,200)	(8,200)	(1,336)	(9,536)
Other comprehensive income		-	-	-	-	-	139	-		139	167	306
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		-	-	-	-	-	139	-	(8,200)	(8,061)	(1,169)	(9,230)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares in consideration for an investment	3P	-	250	-	-	-	-	-	-	250	-	250
Subsidiary’s share-based compensation to employees and service providers	3D	-	-	-	-	-	-	-	-	-	51	51
Share based compensation to employees and service providers		-	-	419	-	-	-	-	-	419	-	419
Dividend declared by subsidiaries		-		-	-	-	-	-	-	-	(153)	(153)
Deemed issuance of shares by a subsidiary	3J	-	-	-		146	-	-	-	146	322	468
Deemed stock exchange listing expenses	3J	-	-	-	290	-	-	-	-	290	-	290
Issuance of shares by Jeffs’ Brands	3E	-	-	-	100	-	-	-	-	100	188	288
Transaction with non-controlling interest by Gix Internet	3F	-	-	-	-	(522)	-	-	-	(522)	(2,103)	(2,625)
Expiration of options		-	17	(17)	-	-	-	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		-	267	402	390	(376)	-	-	-	683	(1,695)	(1,012)

BALANCE AS OF JUNE 30, 2023		-	111,589	3,662	1,339	9,313	(551)	197	(93,786)	31,763	12,684	44,447

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Medigus Ltd.
	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interest	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	USD in thousands

BALANCE AS OF JANUARY 1, 2022	-	110,562	2,579	634	10,408	(1,002)	197	(74,188)	49,190	2,243	51,433

Loss for the period	-	-	-	-	-	-	-	(3,590)	(3,590)	(1,158)	(4,748)
Other comprehensive loss	-	-	-	-	-	(685)	-	-	(685)	(276)	(961)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	-	-	-	-	-	(685)	-	(3,590)	(4,275)	(1,434)	(5,709)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of warrants and shares by Gix Internet	-	-	-	-	(713)	-	-	-	(713)	811	98
Deemed contributions to Jeffs’ Brands	-	-	-	121	(356)	-	-	-	(235)	478	243
Issuance of shares in consideration for investments	-	900	-	-	-	-	-	-	900	-	900
Issuance of shares by Eventer	-	-	-	-	(20)	-	-	-	(20)	20	-
Consolidation of Gix Internet	-	(144)	-	-	-	-	-	-	(144)	6,129	5,985
Divided paid to non-controlling interests	-	-	-	-	-	-	-	-	-	(391)	(391)
Subsidiaries’ share-based compensation to employees and service providers	-	-	-	-	-	-	-	-	-	191	191
Share based compensation to employees and service providers	-	-	439	-	-	-	-	-	439	-	439
Expiration of options	-	4	(4)	-	-	-	-	-	-	-	-

TOTAL TRANSACTIONS WITH SHAREHOLDERS	-	760	435	121	(1,089)	-	-	-	227	7,238	7,465

BALANCE AS OF JUNE 30, 2022	-	111,322	3,014	755	9,319	(1,687)	197	(7,777)	45,142	8,047	53,189

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2023	2022
	Unaudited
	USD in thousands

CASH FLOWS USED IN OPERATING ACTIVITIES:
Cash flows used in operations (see Appendix A)	(1,839)	(1,485)
Interest received	-	23
Dividend received	-	171
Interest paid	(28)	(258)
Income tax paid	(512)	(192)
Net cash flow used in operating activities	(2,379)	(1,741)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(21)	(20)
Acquisitions of associates (see note 3E)	(2,993)	(1,913)
Acquisitions of investments at fair value through profit or loss	(203)	(2,167)
Consolidation of a subsidiary upon gain of control	-	2,736
Purchase of intangible assets (see note 3E and supplemental disclosure of cash flow information)	(1,681)	-
Loans to associates	(492)	-
Proceeds from sale of financial assets at fair value through profit or loss and securities of an associate	328	404
Changes in short term deposits	848	-
Net cash flow used in investing activities	(4,214)	(960)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants by subsidiaries, net of issuance costs	-	98
Cash paid to non-controlling interests (see note 3F)	(2,625)	-
Proceeds from deemed issuance of shares by a subsidiary (see note 3J)	466	-
Receipt of short-term loans	1,000	1,000
Repayment of short-term loans	(111)	-
Receipt of long-term loans	1,500	651
Repayment of long-term loans	(874)	(541)
Repayment of related party debt	-	(146)
Dividend paid	(728)	(391)
Principal elements of lease liability	(37)	(35)
Net cash flow from (used in) financing activities	(1,409)	636

DECREASE IN CASH AND CASH EQUIVALENTS	(8,002)	(2,065)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	20,065	24,025
GAINS FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	296	181
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	12,359	22,141

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX A TO THE INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS:

	Six months ended June 30,
	2023	2022
	Unaudited
	USD in thousands
NET CASH USED IN OPERATIONS:
Loss for the period before taxes on income	(9,359)	(4,739)
Adjustment in respect of:
Depreciation and amortization	1,931	1,749
Net income from changes in the fair value of assets at fair value through profit or loss	3,978	813
Changes in fair value of warrants	(1,255)	99
Changes in fair value of commitment to issue shares	-	63
Equity losses	1,238	1,816
Finance expenses (income)	(543)	145
Share based compensation to employees and service providers	470	631
Gain from initial recognition of assets and liabilities upon consolidation of Gix Internet	-	(2,300)
Gain from sales of investments	-	(68)
Deemed stock exchange listing expenses (note 3J)	290	-
Interest received	-	(23)
Dividend received	-	(171)
Interest paid	28	258
Income tax paid	512	192

CHANGES IN OPERATING ASSET AND LIABILITY ITEMS:
Decrease (Increase) in trade accounts receivable	2,596	(2,767)
Decrease in other current assets	814	30
Increase (Decrease) in trade accounts payable	(1,978)	370
Increase (Decrease) in accrued compensation expenses	(106)	18
Increase in accrued expenses and other current liabilities	301	2,585
Decrease in deferred offering costs	-	418
Increase in inventory	(756)	(604)
CASH FLOWS USED IN OPERATIONS	(1,839)	(1,485)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income receivable from sale of shares (note 3C)	5,774	-
Non-cash investment in Metagramm (note 3P)	250	-
Non-cash investment in Polyrizon (note 3G)	60	-
Non-cash investment in SciSparc (note 3E and note 3I)	325	-
Non-cash investment in Hydreight Technologies (note 3I)	141	-
Decrease in investment in SciSparc due to the Amendment of the Buffalo Agreement (note 3I)	(937)	-
Consideration payable to the seller of Fort (note 3E)	349	-
Consideration payable to the seller of SciSparc Nutraceuticals (note 3E)	41	-
Right of use assets obtained in exchange for lease liabilities	33	185
Conversion of Polyrizon SAFEs into shares (note 3G)	314	-
Decrease in loan balance due to modification of terms	-	243
Unpaid deferred offering costs included in other current liabilities	-	497
Non-cash investment in Laminera	-	400
Non-cash investment in Clearmind	-	500

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

A.	Medigus Ltd. (the “Company” or “Medigus”) was incorporated in Israel on December 9, 1999. The Company’s registered office and principal place of business are located in Israel. The address of its registered office is Hanehoshet 10, 4th Floor, Tel-Aviv POB 6971072, Israel.

The Company, together with its subsidiaries and associates, operate in the technology sector, focusing on medical-related devices and products (through its associate Polyrizon), on internet related activities (through its subsidiaries Eventer and Gix Internet), on e-commerce (through its subsidiary Jeffs’ Brands), on safety systems for commercial drones (through its associate Parazero), on energy efficiency technology (through its associate Laminera) and on the electric vehicle sector (through its subsidiary Fuel Doctor).

Additionally, through its corporate, the Company is engaged in the licensing of intellectual property relating to its legacy product, the Medigus Ultrasonic Surgical Endostapler (“MUSE”), to Golden Grand Medical Instruments Ltd., a China based medical services provider, and in the investment of its excess cash resources, primarily in equity securities.

“Group” - the Company together with, Jeffs’ Brands Ltd., Fuel Doctor Holdings Inc., GERD IP, Inc., Eventer Technologies Ltd. and Gix Internet Ltd.

“Subsidiaries” - entities under the control of the Company.

These interim condensed consolidated financial statements were approved on September 28, 2023.

Odysight.ai Inc.

As of December 31, 2022, the Company held 27.02% of the issued and outstanding share capital of Odysight.ai Inc., formerly known as ScoutCam Inc. (“Odysight.ai”). On March 21, 2023, Odysight.ai completed a capital raising transaction which diluted the Company’s holdings in Odysight.ai to 18.45%. On May 17, 2023, the Company signed an agreement to sell all of its shares in Odysight.ai. The sale was completed on June 1, 2023, and as of that date the Company no longer holds any shares of Odysight.ai. For additional information, see note 3C.

GERD IP, Inc.

As of June 30, 2023, the Company holds 90% of the issued and outstanding share capital of GERD IP, Inc. (“GERD IP”). For additional information, see note 3O.

Eventer Technologies Ltd.

As of June 30, 2023, the Company holds 46.21% of the issued and outstanding share capital of Eventer Technologies Ltd. (“Eventer”). For additional information, see note 3D.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

A.	(continued)

Gix Internet Ltd.

On February 28, 2022, the Company purchased additional shares of Gix Internet Ltd. (“Gix Internet”) and the Company’s holdings interests in Gix Internet increased to 38.03%, which resulted in gain of control in Gix Internet. Accordingly, as of this date the Company started to consolidate Gix Internet.

As of June 30, 2023, the Company holds 42.25% of the issued and outstanding share capital of Gix Internet. For additional information, see note 3F.

Charging Robotics Ltd. and Fuel Doctor Holdings Inc.

As of December 31, 2022, the Company’s activity in the electric vehicle and wireless charging sector was conducted through its wholly owned subsidiary, Charging Robotics Ltd. (“Charging Robotics”).

On March 28, 2023 (the “Closing”), the Company signed a security exchange agreement with Fuel Doctor Holdings Inc. (“Fuel Doctor”) to sell all its shares in Charging Robotics to Fuel Doctor. As part of the exchange agreement, Fuel Doctor acquired all of the issued and outstanding shares of Charging Robotics, on a fully diluted basis and as a result Charging Robotics became a wholly owned subsidiary of Fuel Doctor. In exchange for all of its shares in Charging Robotics, the Company received such number of newly issues shares of Fuel Doctor’s common stock equal to 76.25% of the total number of shares of Fuel Doctor’s common stock issued and outstanding as of the Closing on a fully diluted basis. The share exchange was accounted for as a reverse acquisition where Fuel Doctor was identified as the accounting acquirer. The financial statements of Fuel Doctor are consolidated in these financial statements from the Closing date.

As of June 30, 2023, the Company holds 67% of the issued and outstanding common stock of Fuel Doctor.

For additional information, see notes 3H and 3J.

Jeffs’ Brands Ltd.

As of June 30,2023, the Company holds 34.87% of the issued and outstanding share capital of Jeffs’ Brands Ltd. (Jeffs’ Brands). For additional information, see note 3E.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

A.	(continued)

Interests in other entities

As of June 30, 2023, the Company also holds 40.35% in Parazero Technologies Ltd. (“Parazero”) (see note 3K), 40.22% in Polyrizon Ltd. (“Polyrizon”) (see note 3G), 19.7% in Laminera Flow Optimization Ltd. (“Laminera”) (see note 3L), 4.76% in Elbit Imaging Ltd. (“Elbit Imaging”), 3.79% in Automax Ltd. (“Automax”), 2.64% in Clearmind Medicine, Inc. (“Clearmind”) (see note 3M), 0.86% in SciSparc Ltd. (“SciSparc”) (see note 3I), 2.35% in Safee Cyber Technologies Ltd. (“Safee”) (see note 3N), 1.41% in Maris-Tech Ltd. (“Maris”), 0.97% in Colugo Systems Ltd. (“Colugo”), 0.47% in Safe Foods, Inc. ( “SAFO”), 0.67% in Tondo Smart Ltd. (“Tondo”), 1.49% in Bubbles Intergroup Ltd. (“Bubbles”), 4.99% in A.I. Systems Ltd.(“A.I.”) and 19.99% in Metagramm Software Ltd (“Metagramm”) (see note 3P).

B.	As of the approval date of these interim condensed consolidated financial statements, the Company has cash and cash equivalents in the amount of USD 6.2 million. The Company anticipates such cash and cash equivalents will provide sufficient liquidity for more than a twelve-month period from the date of these financial statements.

However, since inception, the Company’s activities have been funded mainly by its shareholders. Furthermore, in the recent years the Company has suffered recurring losses from operations, negative cash flows from operating activities, and has an accumulated deficit as of June 30, 2023. As such, the Company’s ability to continue operating may be dependent on several factors, amongst which is its ability to raise sufficient additional funding, which funding may not necessarily be available to the Company, obtained on terms favorable to the Company, or provide the Company with sufficient funds to meet its objectives.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A.	The Group’s interim condensed consolidated financial information as of June 30, 2023, and for the six-month period ended on that date (hereinafter - “The Interim Financial Information”) have been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’.

The Interim Financial Information has been prepared on the basis of the accounting policies adopted in the Group’s audited consolidated financial statements for the year ended December 31, 2022 (“Annual Financial Statements”), which were prepared in accordance with International Financial Reporting Standards which are standards and interpretations thereto issued by the International Accounting Standard Board (hereinafter “IFRS”). This Interim Financial Information should be read in conjunction with the Annual Financial Statements and notes thereto issued on May 3, 2023.

The Interim Financial Information is unaudited, does not constitute statutory accounts and does not contain all the information and footnotes required by accounting principles generally accepted under IFRS for annual financial statements.

B.	Estimates:

The preparation of the interim condensed consolidated financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim condensed consolidated financial statements, the significant judgments exercised by management in the application of the Group’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s 2022 Annual Financial Statements.

C.	Implementation of amendments to existing accounting standards:

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the IASB retained the concept of changes in accounting estimates in the Standard with the following clarifications:

● A change in accounting estimate that results from new information or new developments is not the correction of an error

● The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The amendments are effective for annual periods beginning on or after 1 January 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period.

Amendments to IAS 12 Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit.

Following the amendments to IAS 12, an entity is required to recognize the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

D.	Seasonal fluctuations:

In connection with the Company’s subsidiary, Eventer, there is an increase in events scheduled during the holiday season in Israel, which typically occurs in September and October, and which corresponds to an increase in ticket sales.

In connection with the Company’s subsidiary, Jeffs’ Brands, the fourth quarter of each fiscal year typically yields significant activity due to the holiday season. As a result, revenue generally declines and loss from operations generally increases in the first quarter sequentially from the fourth quarter of the previous year.

In connection with the Company’s subsidiary, Gix Internet, there is a seasonal trend in which the fourth quarter is characterized by higher activity and the average first quarter is characterized by lower activity. As a rule, advertising campaigns take place throughout the year in high intensity, and therefore the seasonality trend is not significant in the field of activity. This seasonality is due, among other things, to changes in the large advertising budgets, usually towards the end of each quarter and towards the end of each year. In addition, the last quarter of the year includes many leading events, causing an increase in online advertising budgets.

NOTE 3 - INTEREST IN OTHER ENTITIES

A.	Investments in subsidiaries

1.	Additional information about subsidiaries held by the Company

General information

	Main place of the business	Ownership rights held by the Company %	Ownership rights held by non- controlling interests %
June 30, 2023
Jeffs’ Brands	Israel	34.87	65.13
Eventer	Israel	46.21	53.79
Fuel Doctor	USA	67	33
GERD IP	USA	90	10
Gix Internet	Israel	42.25	57.75

	Main place of the business	Ownership rights held by the Company %	Ownership rights held by non- controlling interests %
December 31, 2022
Jeffs’ Brands	Israel	35.94	64.06
Eventer	Israel	46.21	53.79
Charging Robotics	Israel	100	-
GERD IP	USA	90	10
Gix Internet	Israel	42.25	57.75

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

A. Investments in subsidiaries (continued)

2.	Summarized financial information of subsidiaries

Eventer

Summarized statement of financial position:

	June 30, 2023	December 31, 2022
	USD in thousands (*)

Current assets	2,044	1,829
Non-current assets	1,315	1,379
Current liabilities	3,234	2,766
Non-current liabilities	-	476
Equity (Deficit)	125	(34)

(*)	Translated according to the exchange rate at the date of each statement of financial position.

Summarized statement of comprehensive income:

	Six months ended June 30,
	2023	2022
	USD in thousands (**)

Revenues	1,498	1,472
Net profit (loss) for the period	111	(587)

Summarized statement of cash flows:

	Six months ended June 30,
	2023	2022
	USD in thousands (**)

Cash flow from operating activities	199	1,235
Cash flow used in investing activities	(6)	(6)
Cash flow used in financing activities	-	(146)
Losses from exchange differences on cash and cash equivalents	(79)	(288)
Net increase in cash and cash equivalents	114	795

(**)	Translated according to the average exchange rates for each period.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

A. Investments in subsidiaries (continued)

2.	Summarized financial information of subsidiaries (continued)

Jeffs’ Brands

Summarized statement of financial position:

	June 30, 2023	December 31, 2022
	USD in thousands

Current assets	5,457	11,033
Non-current assets	9,622	4,743
Current liabilities	5,239	5,133
Non-current liabilities	88	98
Equity	9,752	10,545

Summarized statement of comprehensive income:

	Six months ended June 30,
	2023	2022
	USD in thousands

Revenues	3,871	2,343
Net loss for the period	(1,079)	(1,526)

	Six months ended June 30,
	2023	2022
	USD in thousands

Cash flow used in operating activities	(749)	(1,054)
Cash flow used in investing activities	(4,998)	(3)
Cash flow from (used in) financing activities	(119)	731
Net decrease in cash and cash equivalents	(5,866)	(326)

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

A. Investments in subsidiaries (continued)

2.	Summarized financial information of subsidiaries (continued)

Gix Internet

Summarized statement of financial position:

	June 30, 2023	December 31, 2022
	USD in thousands (*)

Current assets	22,701	26,481
Non-current assets	15,367	16,549
Current liabilities	27,692	29,529
Non-current liabilities	4,069	4,127
Equity	6,307	9,374
Equity attributable to Gix Internet shareholders	2,517	4,804
Non-controlling interests	3,790	4,570

(*)	Translated according to the exchange rate at the date of each statement of financial position.

Summarized statement of comprehensive income:

	Six months ended June 30, 2023	March 1, 2022- June 30, 2022
	USD in thousands (**)

Revenues	48,016	31,144
Net profit (loss) for the period	(122)	164

Summarized statement of cash flows:

	Six months ended June 30, 2023	March 1, 2022- June 30, 2022
	USD in thousands (**)

Cash flow from operating activities	993	989
Cash flow used in investing activities	(8)	(9)
Cash flow from (used in) financing activities	(1,851)	1,661
Gain from exchange differences on cash and cash equivalents	109	51
Net increase (decrease) in cash and cash equivalents	(757)	2,692

(**)	translated at average exchange rates for each period.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

A. Investments in subsidiaries (continued)

3.	Information related to non-controlling interests

Balance of non-controlling interests:

	June 30, 2023	December 31, 2022
	USD in thousands

Eventer	860	721
Jeffs’ Brands	6,727	7,199
Charging Robotics	-	91
Gix Internet	4,724	7,480
GERD IP	57	57
Fuel Doctor	316	-
	12,684	15,548

Profit (Loss) attributed to non-controlling interests:

	Six months ended June 30,
	2023	2022
	USD in thousands

Eventer	88	(307)
Jeffs’ Brands	(661)	(793)
Gix Internet	(668)	(65)
GERD IP	-	7
Fuel Doctor	(95)	-
	(1,336)	(1,158)

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

B.	Investments accounted for using the equity method

1.	This table summarizes the total investments accounted for using the equity method:

	June 30, 2023	December 31, 2022
	USD in thousands

Odysight.ai (note 3C)	-	9,375
Parazero (note 3K)	592	976
Laminera (note 3L)	1,142	1,176
Polyrizon (note 3G)	643	214
SciSparc Nutraceuticals (note 3E)	2,944	-
Revoltz (note 3H)	133	151
	5,454	11,892

2.	This table summarizes the total equity losses from investments accounted for using the equity method:

	Six months ended June 30,
	2023	2022
	USD in thousands

Odysight.ai (note 3C)	655	1,073
Gix Internet (note 3F)	-	215
Parazero (note 3K)	384	295
Laminera (note 3L)	34	81
Polyrizon (note 3G)	65	159
Elbit Imaging	-	78
SciSparc Nutraceuticals (note 3E)	89	-
Revoltz (note 3H)	11	9
	1,238	1,910

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

B.	Investments accounted for using the equity method (continued)

3.	This table summarize the Company’s rights in share capital and voting rights:

	Main place of business	Company rights in share capital and voting rights
June 30, 2023
Parazero	Israel	40.35%
Laminera	Israel	19.70%
Polyrizon	Israel	40.22%
Revoltz	Israel	19.90%
SciSparc Nutraceuticals	USA	49.9%

December 31, 2022
Parazero	Israel	40.35%
Laminera	Israel	19.70%
Polyrizon	Israel	37.03%
Revoltz	Israel	19.90%
Odysight.ai	Israel	27.02%
Fuel Doctor	Israel	28.63%

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

C.	Odysight.ai

As of December 31, 2022, the Company held 27.02% of the outstanding common stock of Odysight.ai.

On March 21, 2023, Odysight.ai completed a private placement to existing stockholders, of 3,294,117 units, at a purchase price of USD 4.25 per unit, with each unit consisting of one share of Odysight.ai’s common stock and one warrant to purchase one share of Odysight.ai’s common stock at an exercise price of USD 5.50 per share. The Company did not participate in the private placement. Following the private placement, the Company’s holdings in Odysight.ai were diluted to 18.45% and the remaining holding was accounted for as investment at fair value through profit or loss (FVTPL). As a result of the transition, the Company recognized a loss of USD 2,946 thousand.

On May 17, 2023, the Company signed a stock transfer agreement to sell its entire holdings in Odysight.ai for total proceeds of approximately USD 5.7 million.

Activity in investment account:

January 1, 2023- March 21, 2023
USD in thousands
Investment as of January 1, 2023	9,375
Loss for the period	(655)
Balance as of March 21, 2023	8,720
Loss as a result of transition to FVTPL	(2,946)
Fair value of the investment as of March 21, 2023	5,774

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

D.	Eventer

General

On October 14, 2020, the Company signed a share purchase agreement and a revolving loan agreement with Eventer, a technology company engaged in the development of unique tools for automatic creation, management, promotion, and billing of events and ticketing sales. Pursuant to the share purchase agreement, the Company invested USD 750 thousand. The share purchase agreement provides that the Company will invest an additional investment of USD 250 thousand in a second tranche (“Earn-out), subject to Eventer achieving certain post-closing EBITDA based milestones during the fiscal years 2021 through 2023, or the “Milestones”. As of June 30, 2023, the Milestones have not been achieved and the fair value of the Earn-out was determined to be immaterial.

Additionally, on October 14, 2020, the Company entered into an Exchange Agreement with Eventer’s shareholders, pursuant to which, during the period commencing on the second anniversary of the Exchange Agreement and ending fifty-four (54) months following the date of the Exchange Agreement, Eventer’s shareholders may elect to exchange all of their Eventer shares for ordinary shares of the Company. The Company treated the Exchange Agreement at the date of the business combination from accounting perspective as recognition of noncontrolling interests, in addition to the recognition of a liability in respect of a derivative (exchange options) which will be measured at fair value at each cut-off date and will be revalued. The changes in the fair value at each cut-off date will be recorded as a financial income/expense. The Company concluded that the fair value of this derivative is immaterial.

As of June 30, 2023, The Company holds 46.21% of Eventer’s outstanding common stock.

Loan agreement with Safee Cyber Technologies Inc.

On August 1, 2022, the Company and Eventer signed a loan agreement with Safee Cyber Technologies Inc. (“Safee”). For more details about the loan agreement, see note 4D to the Annual Financial Statements.

Contingent liabilities

On December 14, 2022, a motion to certify a class action suit was filed against Eventer and two of its directors, alleging the violation of the provisions of the Prohibition of Discrimination in Products, Services, and Entry into Places of Entertainment and Public Places Law. The plaintiff claims that Eventer enables the allocation of different kinds of tickets to different groups (such as women, children etc.), thereby allowing structured discrimination.

According to the opinion of Eventer’s legal counsel, the chances of the class action to be rejected are more likely than not both against Eventer and its directors.

A hearing is scheduled for January 3, 2024.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

D.	Eventer (continued)

Agreement with Screenz Cross Media Ltd.

On February 4, 2021, Eventer signed an addendum to the agreement with Screenz Cross Media Ltd. (a company indirectly controlled and managed by Eli Uzan who serves as Eventer’s Director) (hereafter “Screenz”). The agreement was signed during November 2020 for the purpose of collaborating in the field of virtual conferences. According to the provisions of the addendum to the agreement, Eventer will receive an exclusive license for using the broadcasting system of Screenz with respect to the field of virtual conferences and development services, and in exchange will pay Screenz an amount of USD 1,500 thousand (approximately NIS 4,280 thousand) over a period of eight months, as well as 8% from the revenues earned from using the broadcasting system in the field of virtual conferences.

In December 2021, March 2022 and December 2022, several amendments were signed between Eventer and Screenz in order to modify the terms of the loan.

Following the last amendment in December 2022, Eventer repaid its debt to Screenz by assigning to Screenz the remaining unutilized advertising rights Eventer had purchased from Keshet. The prepaid expense balance in respect of these advertising rights in the books of Eventer as of the repayment date, which approximates the advertising rights’ fair value, was USD 660 thousand. The debt balance as of the date of the amendment was USD 1,062 thousand (NIS 3,862 thousand). The difference between the debt balance and the advertising rights of USD 402 thousand was recorded as a capital contribution from Screenz to Eventer. It was also determined that Screenz will have the first right to receive any money received from Eventer and resulting from a digital ticketing platform for interactive virtual events up to a total amount of USD 480 thousand. As of June 30, 2023, the Company concluded that the fair value of this commitment is immaterial given the uncertainty of generating revenues by Eventer from interactive virtual events.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

D.	Eventer (continued)

Share based compensation grants

1.	On March 30, 2021, Eventer granted its CEO 29,944 options to purchase 29,944 shares at an exercise price of 0.001 NIS per share. The options shall vest over a period of three years.

The fair value of this grant was approximately NIS 1,668 thousand (USD 473 thousand). For the six months ended June 30, 2023, and 2022, approximately NIS 91 thousand (USD 25 thousand) and NIS 254 thousand (USD 78 thousand), respectively, were recognized and recorded as expenses.

2.	On March 30, 2021, Eventer granted Round Robin Ltd., which is one of the founding partners of Eventer, 29,944 options to purchase 29,944 shares at exercise price of 0.001 NIS per share. The options shall vest over a period of three years.

The fair value of this grant was approximately NIS 1,668 thousand (USD 473 thousand). For the six months ended June 30, 2023, and 2022, approximately NIS 91 thousand (USD 25 thousand) and NIS 254 thousand (USD 78 thousand), respectively, were recognized and recorded as expenses.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

E.	Jeffs’ Brands

General

Jeffs’ Brands was incorporated in Israel on March 7, 2021. As of the date of issuance of these financial statements, Jeffs’ Brands has five wholly owned subsidiaries - Smart Repair Pro (“Smart Pro”), Top Rank Ltd. (“Top Rank”), Jeffs’ Brands Holdings Inc. (“Jeffs’ Brands Holdings”), Fort Products Ltd. (“Fort”) and Fort Products LLC (“Fort US”). Jeffs’ Brands and its subsidiaries are engaged in the acquisition, improvement and operation of virtual stores (the “Brands”) mainly on the Amazon.com (“Amazon”) website.

As of June 30, 2023, the Company holds 34.87% of the issued and outstanding share capital of Jeffs’ Brands.

Wellution Agreement

On February 23, 2023, Jeffs’ Brands and Jeffs’ Brands Holdings, entered into a stock purchase agreement (the “Wellution Agreement”), with SciSparc Ltd. (“SciSparc”), pursuant to which, on March 22, 2022, Jeffs’ Brands Holdings acquired from SciSparc 57 shares of common stock of SciSparc Nutraceuticals Inc. (“SciSparc Nutraceuticals”), a wholly-owned subsidiary of SciSparc that owns and operates Wellution, an Amazon food supplements and cosmetics brand, representing approximately 49% of the issued and outstanding common stock of SciSparc Nutraceuticals, for approximately USD 3 million in cash (the “Wellution Transaction”). Also pursuant to the Wellution Agreement, on March 22, 2023, Jeffs’ Brands entered into a consulting agreement with SciSparc Nutraceuticals (the “SciSparc Consulting Agreement”), pursuant to which Jeffs’ Brands will provide management services to SciSparc Nutraceuticals for the Wellution brand for a monthly fee of USD 20 thousand. In addition, Jeffs’ Brands also received a one-time signing bonus in the amount of USD 51 thousand. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice.

Jeffs’ Brands concluded that substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, the Wellution brand. Thus, the Wellution Transaction does not qualify as a business as defined in IFRS 3, “Business Combinations”.

The investment in SciSparc Nutraceuticals was accounted for using the equity method.

The changes in the investment in SciSparc Nutraceuticals for the six months period ended June 30, 2023, were as follows:

February 23, 2023 – June 30, 2023
USD in thousands
Balance as of January 1, 2023	-
Purchase on February 23, 2023	3,033
Loss for the period	(89)
Balance as of June 30, 2023	2,944

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

E.	Jeffs’ Brands (continued)

Wellution Agreement (continued)

Also pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, on March 22, 2023, Jeffs’ Brands issued 247,415 of its Ordinary Shares to SciSparc and SciSparc issued 360,297 of its Ordinary Shares to Jeffs’ Brands in a share exchange (collectively, the “Exchange Shares”), representing 2.97% and 4.99%, respectively, of Jeffs’ Brands’ and SciSparc’s issued and outstanding ordinary shares. The number of Exchange Shares acquired by each company was calculated by dividing USD 288,238 by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing. The investment in SciSparc was accounted for as a financial asset measured at fair value through profit or loss.

Fort share purchase agreement

On March 2, 2023, Jeffs’ Brands entered into a share purchase agreement (the “Fort SPA”), with the holders (the “Sellers”), of all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales and engaged in the sale of pest control products primarily through Amazon.uk, pursuant to which, on March 9, 2023, Jeffs’ Brands acquired all of the issued and outstanding share capital of Fort, for approximately £2,000 thousand (approximately USD 2,400 thousand) in cash (the “Fort Acquisition”).

Also, in connection with the Fort Acquisition, on March 9, 2023, Jeffs’ Brands and Fort entered into settlement agreements with all of Fort’s employees, including the Sellers, by which such employees’ employment with Fort will terminate three months following March 9, 2023.

Also, in connection with the closing of the Fort Acquisition, on March 9, 2023, Jeffs’ Brands and the Sellers entered into a consulting agreement, pursuant to which the Sellers will provide Jeffs’ Brands with consultancy services for a period of three months for a monthly fee of approximately USD 3 thousand. On September 20, 2023, Jeffs’ Brands and the Sellers entered into a new consulting agreement for indefinite period at a monthly fee of approximately USD 4.5 thousand effective as of June 1, 2023.

Jeffs’ Brands concluded that substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, the Fort brand. Thus, the Fort Acquisition does not qualify as a business as defined in IFRS 3, “Business Combinations”.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

E.	Jeffs’ Brands (continued)

Initial Public Offering

On August 30, 2022, Jeffs’ Brands completed its initial public offering (“IPO”) on the Nasdaq. In connection with the IPO, Jeffs’ Brands sold 3,717,473 units at a public offering price of USD 4.16 per unit, with each unit consisting of one ordinary share, no par value per share (“Ordinary Share”), and one warrant (“IPO Warrant”), to purchase one Ordinary Share, at an exercise price of USD 4.04 per Ordinary Share. Additionally, Jeffs’ Brands issued warrants to the underwriter to purchase up to 185,873 ordinary shares at an exercise price of USD 5.20 per Ordinary Share (“Underwriter’s Warrants”). The underwriter partially exercised its right to purchase an additional 425,912 warrants for total consideration of USD 4 thousand. Jeffs’ Brands received total net proceeds of USD 13.4 million after deducting issuance costs of USD 2.1 million. Following the IPO completion, the Company’s holdings in Jeffs’ Brands decreased to 35.94% of the issued and outstanding share capital of Jeffs’ Brands.

On September 7, 2022, Jeffs’ Brands’ volume weighted average stock price was less than the exercise floor of USD 4.04 for the IPO Warrants. Accordingly, and based on the contractual terms of the IPO Warrants, effective after the closing of trading on November 28, 2022 (the 90th calendar day immediately following the issuance date of the IPO Warrants), the IPO Warrants were adjusted (“As-Adjusted IPO Warrants”) pursuant to their terms, including, but not limited to, the reduction of the exercise price of the IPO Warrants to USD 2.02.

Additionally, Additional Warrants were issued to each qualified buyer who continued to hold at least 120,192 IPO Warrants as of November 28, 2022 (“Additional Warrants”). Accordingly, Jeffs’ Brands issued Additional Warrants to purchase 2,824,525 Ordinary Shares. Each Additional Warrant has substantially the same terms as the As-Adjusted IPO Warrant; provided, however, that the term of each Additional Warrant will be five (5) years from the issuance date and such Additional Warrant will not be listed on any securities exchange. In addition, as long as the Additional Warrants are outstanding, each Additional Warrants holder will receive semi-annual payments based on the Jeffs’ Brands consolidated revenues, dependent on the amount of the Additional Warrants outstanding. As of June 30, 2023, the payment will be equal to approximately 2.18% of Jeffs’ Brands consolidated revenues for the six months ended June 30, 2023.

The IPO Warrants and the Additional Warrants were accounted for as derivative liabilities measured at fair value through profit or loss (see note 4).

Amazon Loans

On May 9, 2022, Smart Pro entered into a loan agreement with Amazon. Pursuant to the loan agreement, Pro received from Amazon.com an aggregate amount of USD 153 thousand. The loan matures within 12 months and bears an annual interest at a rate of 9.99% per year. In order to secure the loan, Pro pledged its financial balances on its Amazon account on Amazon.com and its inventories held in Amazon’s warehouses, in favor of Amazon. In March 2023, the loan was fully repaid.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

E.	Jeffs’ Brands (continued)

Consultant agreement with Pure Capital

On October 26, 2022, Jeffs’ Brands and L.I.A Pure Capital Ltd. (“Pure Capital”), a related party of Jeffs’ Brands, entered into a consulting agreement, pursuant to which Pure Capital will provide consulting services to Jeffs’ Brands for a monthly fee of NIS 57.5 thousand (approximately USD 16.5 thousand). Jeffs’ Brands paid Pure Capital a one-time signing bonus in the amount of NIS 425 thousand (approximately USD 121 thousand) for their services to Jeffs’ Brands from the day of Jeffs’ Brands inception until the closing of the IPO. As part of the consulting agreement, Pure Capital is also entitled to the following payments: (i) an amount equal to 7% of the gross proceeds paid to Jeffs’ Brands in connection with any exercise of warrants, whether or not currently outstanding; and (ii) 8% of the total consideration paid in connection with any purchase of a new brand, businesses, or similar events initiated or assisted by Pure Capital and approved by the Chief Executive Officer and Chairman of the Board based on agreement with Pure Capital. The consulting agreement is for an undefined period of time and may be terminated after 3 years from October 26, 2022, by either party upon 30 days advance notice. In March 2023, Jeffs’ Brands paid Pure Capital USD 352 thousand in accordance with the terms of the consulting agreement. The consultancy fees were paid in consideration with the investments in Fort and SciSparc Nutraceuticals.

Additionally, on October 26, 2022, Jeffs’ Brands and Pure NJ Logistics LLC, a company owned by Pure Capital and a director of Jeffs’ Brands, entered into a warehouse lease agreement for a warehouse located in New Jersey, USA.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

F.	Gix Internet

General

As of December 31, 2022, the Company held 42.25% of the issued and outstanding share capital of Gix Internet. In addition, the Company held 3,171,159 tradable warrants.

As of December 31, 2022, Gix Internet held 76% of the issued and outstanding share capital of ViewBix Inc. ViewBix Inc held 100% of the issued and outstanding share capital of Gix Media. Gix Media held 70% of the issued and outstanding share capital of Cortex.

On September 14, 2022, Gix Media declared a dividend in the amount of USD 1,000 thousand. The amount, net of tax, was distributed partially as of December 31, 2022. The remaining amount was distributed by Gix Media in January 2023.

On December 25, 2022, Cortex declared a dividend in the total amount of USD 445 thousand to the non-controlling interests. The amount was distributed by Cortex to non-controlling interests in two payments of USD 219 thousand and USD 226 thousand in February and March 2023, respectively.

On June 29, 2023, Cortex declared and distributed a dividend in the total amount of USD 153 thousand to the non-controlling interests.

On January 23, 2023, Gix Media acquired an additional 10% of the share capital of Cortex, increasing its holdings to 80% in consideration for USD 2,625 thousand (the “Subsequent Purchase”). The Subsequent Purchase was financed by Gix Media’s existing cash balances and by a long-term bank loan received on January 17, 2023, in the amount of USD 1,500 thousand.

The Subsequent Purchase was recorded as a transaction with non-controlling interests in the Group’s statement of changes in shareholders equity for the six-month period ended June 30, 2023.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

F.	Gix Internet (continued)

Loans

Short term loans:

	June 30, 2023	December 31, 2022
	USD in thousands

Short term bank loans	5,973	5,025
Current maturities of long-term loans	1,879	1,500
	7,852	6,525

Long term loans:

	June 30, 2023	December 31, 2022
	USD in thousands

Long term bank loans	3,128	2,881
	3,128	2,881

On October 13, 2021, Gix Media entered into a loan agreement with Bank Leumi Le-Israel (“Bank Leumi”) to provide a line of credit in an aggregate amount of up to USD 3.5 million and a long-term loan in an aggregate amount of up to USD 6 million. Additionally, Gix Internet also signed on a loan agreement with Bank Leumi in an aggregate amount of up to NIS 3 million. The main points of the agreement with Bank Leumi include:

●	NIS 3 million loan to Gix Internet for 48 months period. The loan shall bear interest at rate of prime plus 2.92% annually. The loan was classified as long-term loan.

●	USD 6 million loan to Gix Media for 48 months period. The loan shall bear interest at rate of LIBOR plus 4.12% annually. The loan was classified as long-term loan.

●	Credit line to Gix Media in an aggregate amount of up to USD 3.5 million to be utilized for a period of up to 48 months. The amounts that will be drawn from the credit line will bear interest of LIBOR plus 3.2% annually. The credit line was classified as short-term loan.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

F.	Gix Internet (continued)

Loans (continued)

On September 21, 2022, Cortex and Bank Leumi Le Israel Ltd (“Leumi”) entered into an addendum to an existing loan agreement between the parties, dated August 15, 2020. As part of the addendum to the loan agreement, Leumi provided Cortex with a monthly renewable credit line of USD 1,500 thousand (the “Cortex Credit Line”). The Cortex Credit Line is determined every month at the level of 70% of Cortex’s customers’ balance. The amounts that are drawn from the Cortex Credit Line bear an annual interest of SOFR + 3.52% (Overnight Financing Rate Secured, guaranteed daily interest as determined in accordance with the Federal Bank in New York).

On April 27, 2023, Leumi increased the Cortex Credit Line by USD 1,000 thousand, which was fully withdrawn by Cortex as of June 30, 2023.

Loan agreement between the Company and Gix Internet

On October 13, 2021, the Company entered into a loan agreement with Gix Internet. Pursuant to the loan agreement, Gix Internet received an aggregate amount of USD 1,240 thousand (NIS 4,000 thousand) from the Company. The loan bears interest at a rate equivalent to the minimal interest rate recognized and attributed by the Israel Tax Authority (3.23% in 2022). According to the agreement, the loan will be repaid in full, together with the accrued interest, in one (1) instalment upon the earliest of: (i) the closing of a rights offering by Gix Internet for an aggregate amount of at least NIS 12,000 thousand (approximately USD 3,858 thousand); or (ii) June 30, 2022. Upon consolidation of Gix Internet as of February 28, 2022, as further described above, the loan is eliminated in consolidation.

The Company concluded the stated interest is materially lower than its market price. The loan was initially measured at fair value in accordance with IFRS 9, “Financial Instruments”. Accordingly, the difference between the fair value and face value of the loan attributable to the Company was recorded as a capital reserve. The difference between the fair value and face value of the loan attributable to Gix Internet was recorded as a deemed contribution by the Company to Gix Internet.

On November 2, 2022, the Company received a total of NIS 1 million as repayment of the loan and the accrued interest up to that date. On August 25, 2022, the Company and Gix Internet signed an addendum to the loan agreement, effective as of July 1, 2022. The addendum changes the repayment terms of the loan in the amount of NIS 3 million to June 30, 2023. In addition, the Company will be entitled to request the conversion of all or part of the balance of the extended loan in exchange for Gix Internet’s shares

The Company concluded the modified loan terms (“Modified Loan”), represent a substantial modification in accordance with IFRS 9 and is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Accordingly, the difference between the fair value and face value of the loan attributable to the Company was recorded as a deemed contribution by the Company to Gix Internet. Similarly, the difference between the fair value and face value of the loan attributable to the non-controlling interests was recorded as a deemed contribution by the non-controlling interests to Gix Internet.

On August 30, 2023, the Company and Gix Internet signed an addendum to the loan agreement, effective as of June 30, 2023. Pursuant to the addendum, the loan repayment will be postponed until January 1, 2024.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

F.	Gix Internet (continued)

Stock Incentive Plan

On March 2, 2023, the Board of Viewbix approved the adoption of the 2023 stock incentive plan (the “2023 Plan”). The 2023 Plan permits the issuance of up to (i) 2,500,000 shares of Common Stock, plus (ii) an annual increase equal to the lesser of (A) 5% of Viewbix’s outstanding capital stock on the last day of the immediately preceding calendar year; and (B) such smaller amount as determined by the Board, provided that no more than 2,500,000 shares of Common Stock may be issued upon the exercise of incentive stock options. If any outstanding awards expire, are canceled or are forfeited, the underlying shares would be available for future grants under the 2023 Plan. As of the date of approval of the financial statements, Viewbix had reserved 2,500,000 shares of Common Stock for issuance under the 2023 Plan.

In connection with the adoption of the 2023 Plan, on March 7, 2023, Viewbix entered into certain intercompany reimbursement agreements with two of its subsidiaries, Viewbix Israel and Gix Media (the “Recharge Agreements”). The Recharge Agreements provide for the offer of awards under the 2023 Plan to service providers of Viewbix Israel and Gix Media (the “Affiliates”) under the 2023 Plan. Under the Recharge Agreements, the Affiliates will each bear the costs of awards granted to its service providers under the 2023 Plan and will reimburse Viewbix upon the issuance of shares of Common Stock pursuant to an award, for the costs of shares issued, but in any event not prior to the vesting of an award. The reimbursement amount shall be equal to the lower of (a) the book expense for such award as recorded on the financial statements of one of the respective Affiliates, determined and calculated according to U.S. GAAP, or any other financial reporting standard that may be applicable in the future, or (b) the fair value of the shares of Common Stock at the time of exercise of an option or at the time of vesting of an RSU, as applicable.

As of June 30, 2023, 51,020 stock-based awards were granted by Viewbix under the 2023 Plan.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

G.	Polyrizon

Investment in shares and SAFE

Polyrizon is a private company engaged in developing biological gels designed to protect patients against biological threats and reduce the intrusion of allergens and viruses through the upper airways and eye cavities.

As of December 31, 2022, the Company held 37.03% of Polyrizon shares and the investment is accounted for using the equity method.

On January 27, 2022, Polyrizon entered into a Simple Agreement for Future Equity (“SAFE”) with several investors for aggregated proceeds of USD 250 thousand, of which USD 110 thousand were invested by the Company.

On May 8, 2022, Polyrizon entered into an additional SAFE with several investors for aggregated proceeds of USD 550 thousand, of which USD 203 thousand were invested by the Company.

According to the SAFEs, upon completion of an IPO, the SAFE will be automatically converted into a number of ordinary shares equal to the purchase amount divided by the per unit price in the offering. If an IPO will not occur by July 31, 2023, the SAFEs will be automatically converted into such number of the most senior class of equity shares of Polyrizon then outstanding, equal to, the purchase amount, divided by the lowest price per share actually paid to Polyrizon for such most senior class of equity shares of the Company then outstanding, discounted by 20%.

The SAFEs investments were accounted for as assets through profit or loss measured at fair value.

As of December 31, 2022, the fair value of the SAFEs was USD 302 thousand.

On June 20, 2023, the Company and other investors signed a share purchase agreement with Polyrizon in the amount of USD 450 thousand of which the Company invested USD 120 thousand in cash and USD 60 thousand in shares. As part of the share purchase agreement, the SAFEs were converted into 1,024,321 ordinary shares of Polyrizon, discounted by 20%.

As of June 30, 2023, and as a result of the share purchase agreement and the SAFEs conversion, the Company’s holdings in Polyrizon increased to 40.22% of the issued and outstanding ordinary shares of Polyrizon.

The changes in the investment in Polyrizon for the six months period ended June 30, 2023, were as follows:

For the six months ended June 30, 2023
USD in thousands
Balance as of January 1, 2023	214
Loss for the period	(65)
Additional purchase on June 20, 2023	180
Safe conversion into shares	314
Balance as of June 30, 2023	643

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

G.	Polyrizon (continued)

Investment in options

In July 2020, the Company was granted with an option (the “Original Option”) to invest an additional amount of up to USD 1 million in consideration for 3,107,223 shares of Polyrizon. The Original Option is exercisable until the earlier of (i) April 23, 2023, or (ii) the consummation by Polyrizon of equity financing of at least USD 500 thousand based on a pre-money valuation of at least USD 10 million. The Original Option was terminated on April 23, 2023.

On December 15, 2021, the Company was granted a new option (the “Alternative Option”) to invest an amount of USD 2 million in Polyrizon at a price per share equal to 125% the price per share at Polyrizon's IPO (as defined below) the IPO. The Alternative option is exercisable for a period of 3 years following the closing of Polyrizon's initial public offering ("Polyrizon's IPO").

The Alternative Option was calculated based on management’s expectations for the IPO scenario. As of June 30, 2023, the fair value of the Alternative Option is USD 117 thousand. See also note 4.

Collaboration agreement with SciSparc

On May 30, 2022, Polyrizon entered into a collaboration agreement with SciSparc. As part of the collaboration agreement, Polyrizon will work with SciSparc to develop a unique technology for the treatment of pain, based on SciSparc’s SCI-160 platform and Polyrizon’s T&T platform technology.

Under the collaboration agreement, SciSparc will pay development fees to Polyrizon of up to USD 2.5 million upon the completion of certain milestones, as well as royalties upon sales of products. As of June 30, 2023, no funds have been transferred between the companies and the terms of the agreement have not been fulfilled.

Convertible loan agreement

In February 2023, the Company and other lenders, signed a convertible loan agreement with Polyrizon for an aggregated amount of USD 180 thousand, of which the Company lent USD 80 thousand. The loan bears 4% annual interest rate. The loan will be automatically converted into shares in a case of issuance securities or a financing round of at least USD 500 thousand, in a discount of 20%. The loan was accounted for as financial asset at fair value through profit or loss (FVTPL). As of June 30, 2023, there were no material differences between the cost and the fair value of the loan.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

H.	Charging Robotics

Charging Robotics is a company operating in the electric vehicle and wireless charging sector. Charging Robotics was formed as a wholly owned subsidiary of the Company on February 1, 2021.

During 2021 the Company invested in Charging Robotics an amount of USD 741 thousand.

On February 19, 2021, the Company entered into the Venture Agreement, with Mr. Amir Zaid and Mr. Weijian Zhou (the founders of Emuze Ltd., a privately held company that designs and develops electric mobility micro vehicles), and Charging Robotics (the “Venture Agreement”), under which the Company formed a venture, under the name Revoltz Ltd. (“Revoltz”), to develop and commercialize three modular electric vehicle (“EV”) micro mobility vehicles for urban individual use and “last mile” cargo delivery.

Under the terms of the Venture Agreement, the Company invested an amount of USD 250 thousand in consideration of 19,990 ordinary shares of Revoltz, representing 19.99% of Revoltz’s issued and outstanding share capital on a fully diluted basis. The Venture Agreement requires the Company to invest an additional USD 400 thousand in a second tranche, subject to Revoltz achieving certain post-closing milestones, for 37.5% of Revoltz’s issued and outstanding share capital. As of June 30, 2023, the milestones were not achieved, therefore no additional investments occurred. The investment in Revoltz was accounted for using the equity method. The additional investment requirement was accounted for as a derivative liability measured at fair value through profit or loss. As of June 30, 2023, the fair value of the derivative liability was concluded to be immaterial.

On July 28, 2022, Charging Robotics entered into a convertible loan agreement with Revoltz pursuant to which Charging Robotics was required to invest an amount of USD 60 thousand in Revoltz (the “Loan Principal Amount”). In addition, Charging Robotics is entitled to provide Revoltz an additional loan of up to USD 340 thousand, at its sole discretion upon Revoltz’ request  (the “Additional Amount”, and together with the Loan Principal Amount, the “Total Loan Amount”). The Total Loan Amount shall carry interest at the minimum rate prescribed by Israeli law.

In the event that a Trigger Event has not occurred on or prior to the 24-month anniversary of the date on which the Loan Principal Amount was extended to Revoltz, the Loan shall be due and repayable by Revoltz to Charging Robotics.

On March 28, 2023, the Company signed a security exchange agreement with Fuel Doctor Holdings Inc. (“Fuel Doctor”) to sell all its shares in Charging Robotics to Fuel Doctor. See note 3J.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

I.	SciSparc

SciSparc is an Israeli company. SciSparc listed its American Depository Shares on the OTCQB until December 7, 2021, after which SciSparc uplisted to Nasdaq.

Buffalo Investments Ltd. (“Buffalo”), an Israeli private company, owned 150,000 options to purchase 150,000 shares of SciSparc at an exercise price of USD 5.02 per share. On December 7, 2021, the Company entered into an option purchase agreement with Buffalo (the “Buffalo Agreement”) for the purchase of the 150,000 options in consideration for USD 0.72 per option. The Company paid USD 72 thousand in this transaction. Additionally, the Company was obligated to immediately exercise all such options into shares and the Company paid SciSparc an additional USD 753 thousand in this transaction. According to the Buffalo Agreement, Buffalo undertook to purchase 85% of the shares back from the Company within 3 months following the Buffalo Agreement (the “Purchase Period”) in consideration for USD 6.05 per share. In April 2022, the Buffalo Agreement was amended such that the Company extended the Purchase Period until June 7, 2022. On June 30, 2022, the Buffalo Agreement was amended such that the Company extended the Purchase Period until December 31, 2022, and Buffalo undertook to purchase 90% of the shares back from the Company.

During March 2022, the Company purchased additional 7,971 shares of SciSparc on the Nasdaq. During December 2022, the Company sold 49,157 shares of Scisparc on the Nasdaq. As of December 31, 2022, the Company held 108,814 shares of SciSparc which represents 1.6% of SciSparc’s issued and outstanding share capital.

As of December 31, 2022, the Company treated the investment as a short-term forward contract such that the difference between the price in the forward transaction (USD 6.05 per share) and the quoted price will be recognized as an asset. As of December 31, 2022, the value of the shares’ investment was USD 82 thousand, and the value of the forward contract asset was USD 577 thousand. See note 4.

On January 25, 2023, the Company sold all its holdings in SciSparc on the Nasdaq.

On March 16, 2023, the Company signed an amendment to the Buffalo Agreement (the “Amendment”), according to which Buffalo and Pure Capital will transfer to the Company 309,000 shares of Hydreight Technologies Inc., 77,980 shares of Viewbix Inc., 84,000 shares of SciSparc Ltd., 36,000 shares of Clearmind Medicine Inc. and 31,250 shares of Colugo Systems Ltd., instead of purchasing 90% of SciSparc’s shares back from the Company worth USD 817 thousand which was originally agreed under the Buffalo Agreement.

As of March 16, 2023, the aggregated value of the shares to be transferred under the Amendment was USD 937 thousand reflecting USD 817 thousand plus compensation worth of USD 130 thousand. The difference between the value of the shares to be transferred under the Amendment (USD 937 thousand) and the value of the forward contract asset (USD 577 thousand) was recorded in profit and loss.

As of June 30, 2023, the Company received 63,000 shares of SciSparc Ltd and 307,000 shares of Hydreight Technologies Inc. The investments were accounted for as investments at fair value through profit or loss (FVTPL).

The shares that haven’t been transferred as of June 30, 2023, were recorded under other receivables in an amount of USD 606 thousand.

For additional information, see also note 4 and note 10.6.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

J.	Fuel Doctor

On December 21, 2021, the Company purchased 90,000,000 shares of Fuel Doctor, which represent 35.06% of the issued and outstanding shares of Fuel Doctor for a total consideration of USD 262.5 thousand (the “Fuel Doctor Investment”). The Company gained a significant influence over Fuel Doctor and aforementioned investment was accounted for using the equity method.

On March 28, 2023 (the “Closing”), the Company signed a security exchange agreement with Fuel Doctor to sell all its shares in Charging Robotics to Fuel Doctor. As part of the exchange agreement, Fuel Doctor acquired all of the issued and outstanding shares of Charging Robotics, on a fully diluted basis and as a result Charging Robotics became a wholly owned subsidiary of Fuel Doctor. In exchange for all of its shares in Charging Robotics, the Company received 827,543,253 of newly issued shares of Fuel Doctor’s common stock equal to 76.25% of the total number of shares of Fuel Doctor’s common stock issued and outstanding as of the Closing on a fully diluted basis. The share exchange was accounted for as a reverse acquisition where Fuel Doctor was identified as the accounting acquirer. The financial statements of Fuel Doctor are consolidated in these financial statements from the Closing date.

As of June 30, 2023, the Company holds 67% of the issued and outstanding share capital of Fuel Doctor.

K.	Parazero Share purchase agreement

Parazero is a company that specializes in the design, development, manufacturing, distribution, and sales of safety systems for commercial drones. Parazero’s technology enables real-time identification of critical failures of drones, and upon detection of an emergency, a parachute is autonomously deployed in fractions of a second, thus ensuring safe landings at all times. Parazero sells its products internationally with a focus on the U.S. market.

On January 28, 2022, the Company and additional investors (the “Acquirers”), entered into a share purchase agreement with Delta drone International Ltd. (“Delta”), an Australian corporation (the “Seller”) to purchase 100% of Parazero’s share capital for a total consideration of AUD 6 million (USD 4,335 million) in cash (the “Consideration Amount”).

The Company purchased 674,362 of Parazero shares as part of this agreement for total consideration of AUD 2,235 thousand (USD 1,613 thousand), which represent 40.35% holdings of the issued and outstanding shares of Parazero. The investment was accounted for as an equity investment. During April 2022, the Consideration Amount was adjusted. As a result of this adjustment, the Company received USD 18 thousand.

The changes in the investment in Parazero for the six months period ended June 30, 2023, were as follows:

For the six months ended June 30, 2023
USD in thousands
Balance as of January 1, 2023	976
Loss for the period	(384)
Balance as of June 30, 2023	592

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

K.	Parazero (continued)

SAFE investments

In February, March and May 2022, Parazero entered into several Simple Agreements for Future Equity, or SAFE. Parazero received USD 1,500 thousand under the SAFEs. The Company invested USD 521 thousand through these SAFEs.

The Company’s investments in Parazero SAFEs were accounted for as financial assets at fair value through profit or loss (FVTPL).

As of June 30, 2023, there were no material differences between the cost and the fair value of the SAFEs.

On July 31, 2023, Parazero completed an Initial Public Offering (“IPO”) on the Nasdaq. Upon completion of the IPO, the SAFEs were converted into 173,836 shares. See note 10.5.

Credit facility agreement

On October 30, 2022, the Company signed a credit facility agreement with Parazero in the aggregated amount of up to USD 625 thousand. The credit facility agreement does not bear interest and will be repaid on the earlier of: (i) first anniversary date (ii) the closing of an IPO (iii) default event.

In June 2023, the Company signed an amendment to the credit facility agreement for an additional USD 125 thousand.

As of June 30, 2023, Parazero withdrew USD 745 thousand.

Following the completion of the IPO on July 31, 2023, the credit facility was fully repaid, see note 10.5.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

L.	Laminera

As of December 31, 2021, the Company held 11.18% of the issued and outstanding shares of Laminera. The investment was accounted for as investment at fair value through profit or loss

On March 31, 2022 (the “Closing”), the Company and a group of investors (each an “Investor”) entered into share purchase agreement with Laminera (“Laminera Agreement”). The Company participated in this finance round and invested USD 300 thousand in cash and issued 324,675 shares of the Company, which fair value at the time of the closing was USD 400 thousand. As a result, the Company’s holdings in Laminera increased to 19.7% and as of such date the investment was accounted for using the equity method.

In addition, pursuant to the terms of the Laminera Agreement, in the event that Laminera issues new securities on one or more occasions, during the period of 24 months from the Closing, without consideration or for a consideration per share of less than the price per share in this agreement, then on each such issuance of new securities Laminera shall issue to each Investor additional ordinary shares, at no cost to the Investor (the “March 2022 Anti-Dilution Protection”). The March 2022 Anti-Dilution Protection is measured at fair value through profit or loss. As of June 30, 2023, the fair value of the March 2022 Anti-Dilution Protection was estimated to be inconsequential.

On August 10, 2022, the Company signed a bridge loan agreement with Laminera in the amount of USD 100 thousand. The loan will bear annual interest of 8% and will be repaid until September 1, 2024. The loan repayment will be accelerated earlier in the event of closing of an equity financing round or rights offering, an IPO or a default event as described in the bridge loan agreement.

The changes in the investment in Laminera for the six months period ended June 30, 2023, were as follows:

For the six months ended June 30, 2023
USD in thousands
Balance as of January 1, 2023	1,176
Loss for the period	(20)
Excess cost amortization	(14)
Balance as of June 30, 2023	1,142

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

M.	Clearmind

Clearmind is in the business of researching and developing and marketing of proprietary formulations of psychedelic designer therapeutics with an initial focus of developing products.

On February 3, 2022, the Company entered into a subscription agreement with Clearmind, for a private placement in which Clearmind raised approximately CAD 1.6 million (USD 1.25 million) (“Subscription Agreement”). Pursuant to the Subscription Agreement Clearmind issued to the Company 1,987,344 units, at a subscription price of CAD 0.80 (USD 0.63) per unit. Each unit is comprised of one Common Share and one warrant to purchase one Common Share of Clearmind. Each warrant will be exercisable for a period of 18 months into one additional Common Share at an exercise price of CAD 2.00 per share. On August 14, 2023, the warrants expired.

CAD 960 thousand (USD 750 thousand) of the investment amount was paid by the Company in cash and CAD 640 thousand (USD 500 thousand) of the investment amount was paid through the issuance of the Company’s ordinary shares, at a price per share of USD 1.20. The Company issued to Clearmind 416,666 shares. The Company’s holdings in Clearmind’s issued and outstanding shares were 5.02%.

The transaction closed on April 25, 2022, (“Closing”).

In addition, and pursuant to the Subscription Agreement, if at any time after the Closing, but prior to the earlier of: 18 months after the Closing; and the first business day following the closing of an initial public offering on a recognized exchange in the USA, except OTC quotation in the USA, Clearmind shall issue or propose to issue any additional shares, warrants, options to the Company.

On November 14, 2022, Clearmind completed an underwritten public offering of 1,153,847 shares at a price to the public of USD 6.50 per share, for aggregated gross proceeds of USD 7.5 million, prior to deducting underwriting discounts and offering expenses.

In connection with the offering, Clearmind’s common shares were approved for listing on the Nasdaq and began trading on the Nasdaq under the symbol “CMND” on November 15, 2022.

Following the public offering, and as agreed on the Subscription Agreement, the Company received 44,829 shares and 2,241 warrants on May 23, 2023.

On April 6, 2023, Clearmind completed an underwritten public offering of 4,505,718 common shares and pre-funded warrants and 4,505,718 common warrants, for aggregated gross proceeds of USD 3.5 million, before deducting placement agent fees and other expenses. The company didn’t participate in this offering.

As of June 30, 2023, the Company holds 2.64% of the issued and outstanding shares of Clearmind. The investment was accounted for as investments at fair value through profit or loss (FVTPL), see also note 4.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

N.	Safee

On October 13, 2021, the Company entered into a share purchase agreement with Safee, a technology company focused on non-fungible tokens (NFTs), pursuant to which the Company invested USD 400 thousand in exchange to approximately 2.35% of Safee’s shares capital on a fully diluted basis. The investment was accounted for as investments at fair value through profit or loss (FVTPL). See also note 4.

O.	GERD IP

GERD IP was incorporated under the laws of the State of Delaware on January 13, 2020. GERD IP is in the business of holding and licensing patents that serves as the foundation of a device used to perform a minimally invasive, trans-oral fundoplication surgical procedure for the treatment of patients suffering from gastroesophageal reflux disease.

On May 11, 2021, GERD IP signed a Confidential Settlement Agreement to resolve a lawsuit, concerning alleged infringement of its intellectual property, filed by GERD IP in July 2020 with the United States District Court for the District of Delaware against a US medical device company.

The claim for alleged intellectual property infringement referred to two patents issued by the United States Patent and Trademark Office, owned by GERD IP.

During 2021 and 2022, GERD IP received USD 1.3 million compensation related to this settlement agreement, and after reduction of legal cost the net amount received summed up to USD 631 thousand.

P.	Metagramm

On April 13, 2023 (the “Closing”), the Company entered into a share purchase agreement to acquire 19.9% of Metagramm, an AI, machine learning (ML) communication and grammar assistant software. In return, the Company paid Metagramm USD 250 thousand in Company’s common shares. The investment was accounted for as investments at fair value through profit or loss (FVTPL). See also note 4. As of June 30, 2023, the Company holds 19.9% of the issued and outstanding shares of Metagramm.

In addition, as agreed in the share purchase agreement, the Company will lend Metagramm a loan in order to fund a pilot, in the amount of USD 250 thousand in three instalments, the first instalment was granted at Closing. The loan bears 6% annual interest. As of June 30, 2023, the Company lent Metagramm USD 167 thousand.

In addition, in the event that the pilot will not be successfully completed within 15 months after the Closing, the Company will have the option to receive additional shares of Metagramm, at no cost, in such number that immediately after, the Company’s holdings in Metagramm will increase to 31.25%. The option is measured at fair value through profit or loss. As of June 30, 2023, the fair value of the option was estimated to be inconsequential.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

Q.	A.I Systems

On August 23, 2022, the Company signed a convertible loan agreement with A.I Artificial Intelligence Research and Development Ltd. (A.I R&D) for the assignment of a loan it has given to A.I Systems, a public company traded in Tel Aviv. The original loan amount was NIS 6,000 thousand. According to the agreement, the Company purchased from A.I R&D, 50% from the original loan in exchange for USD 914 thousand (NIS 3,000 thousand) in the same terms of the original loan given to A.I Systems.

According to the agreement, the loan will bear an interest of 1% per month. Additionally, A.I Systems has the right to choose to repay the loan and interest in cash or to convert it into shares of A.I Systems on March 13, 2023. The number of shares will be equal to the amount of the loan (NIS 3,000 thousand) plus NIS 1,750 thousand divided by the average quoted price per share of A.I System during a period of 30 trading days preceding the conversion decision.

The loan was accounted for as financial assets measured at fair value through profit or loss. As of December 31, 2022, the Company estimated the fair value of the loan at USD 940 thousand (NIS 3,307 thousand). On March 12, 2023, the Company entered into an amendment to the conversion loan agreement. According to the amendment, the repayment will be postponed by 3 months, to June 13, 2023.

On February 16, 2023, the Company purchased additional 592,000 shares of A.I Systems for a total of USD 84 thousand (NIS 296 thousand).

On June 13, 2023, the Board of Directors of A.I Systems approved the conversion of the loan into shares, subject to the approval of the General Meeting of A.I Systems.

As of June 30, 2023, the Company estimated the fair value of the loan at USD 894 thousand (NIS 3,307 thousand).

On September 5, 2023, the General Meeting of A.I Systems approved the loan conversion. As a result, the loan was converted into 2,650,423 shares of A.I Systems which represents 36% holdings of the issued and outstanding shares of A.I Systems. See also note 10.9.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS

Below is an analysis of the financial instruments carried at fair value. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 3).

Financial assets

A.	The following table presents the level 1 and level 3 fair value financial assets - investments in shares, warrants and SAFEs as of June 30, 2023, and December 31, 2022

	June 30, 2023			December 31, 2022
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Safo shares	8	-	8	10	-	10
Maris shares	110	-	110	84	-	84
Maris warrants	-	16	16	-	13	13
Tondo shares	101	-	101	97	-	97
Safee shares (note 3N)	-	400	400	-	400	400
SciSparc shares (notes 3I and 3E)	233	-	233	659	-	659
Polyrizon warrants (note 3G)	-	117	117	-	399	399
Polyrizon SAFEs (note 3G)	-	-	-	-	302	302
Elbit Imaging shares	578	-	578	613	-	613
Hydreight Technologies shares (note 3I)	109	-	109	-	-	-
Clearmind warrants (note 3M)	-	4	4	-	4	4
A.I Systems shares (note 3Q)	47	-	47	-	-	-
Clearmind shares (note 3M)	90	-	90	594	-	594
Metagramm shares (note 3P)	-	250	250	-	-	-
Colugo shares	-	400	400	-	400	400
Parazero SAFEs (note 3K)	-	520	520	-	520	520
Bubbles shares	106	-	106	151	-	151
Automax warrants	6	-	6	9	-	9
Automax shares	341	-	341	1,114	-	1,114
Total	1,729	1,707	3,436	3,331	2,038	5,369

B.	The following table presents the level 1 and level 3 fair value financial assets – loans to associates and others as of June 30, 2023, and December 31, 2022

	June 30, 2023			December 31, 2022
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Loan to Revoltz (note 3H)	-	62	62	-	62	62
Loan to Polyrizon (note 3G)	-	80	80	-	-	-
Loan to A.I Systems (note 3Q)	-	894	894	-	940	940
Total	-	1,036	1,036	-	1,002	1,002

C.	The following table presents the level 1 and level 3 fair value financial assets included in other receivables as of June 30, 2023, and December 31, 2022

	June 30, 2023			December 31, 2022
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Shares receivable (note 3I)	106	500	606	-	-	-
Total	106	500	606	-	-	-

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS (continued)

Financial assets (continued)

D.	The following table presents the Level 1 financial assets - investments in shares and warrants roll-forward during the six months ended June 30, 2023:

	Safo shares	Tondo shares	A.I Systems shares	Bubbles shares	Hydreight Technologies shares	SciSparc shares	Maris shares	Automax warrants	Odysight.ai shares (*)	Clearmind shares	Elbit Imaging shares	Automax shares	Total
	USD in thousands
Balance as of January 1, 2023	10	97	-	151	-	659	84	9	-	594	613	1,114	3,331
Purchase of securities	-	-	83	-	141	325	-	-	-	-	-	-	549
Transfer from equity method	-	-	-	-	-	-	-	-	8,720	-	-	-	8,720
Net changes at fair value recognized through profit or loss	(2)	4	(36)	(45)	(32)	320	26	(3)	(2,946)	(504)	185	(773)	(3,806)
Sale of securities	-	-	-	-	-	(1,045)	-	-	(5,774)	-	(220)	-	(7,039)
Realized loss	-	-	-	-	-	(26)	-	-	-	-	-	-	(26)
Balance as of June 30, 2023	8	101	47	106	109	233	110	6	-	90	578	341	1,729

(*)	For more information, see note 3C.

E.	The following table presents the Level 3 financial assets - investments in shares, warrants and SAFEs roll-forward during the six months ended June 30, 2023:

	Maris warrants	Polyrizon warrants	Clearmind warrants	Safee shares	Parazero SAFEs	Polyrizon SAFEs	Colugo shares	Metagramm shares	Total
	USD in thousands
Balance as of January 1, 2023	13	399	4	400	520	302	400	-	2,038
Purchase of securities	-	-	-	-	-	-	-	250	250
Net changes at fair value recognized through profit or loss	3	(282)	-	-	-	12	-	-	(267)
SAFE conversion	-	-	-	-	-	(314)	-	-	(314)
Balance as of June 30, 2023	16	117	4	400	520	-	400	250	1,707

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS (continued)

Financial assets (continued)

F.	The following table presents the Level 3 financial assets - loans to associates and others roll-forward during the six months ended June 30, 2023:

	Loan to Revoltz	Loan to A.I. Systems	Loan to Polyrizon	Total
Balance as of January 1, 2023	62	940	-	1,002
Loans granted to associates and others	-	-	80	80
Net changes at fair value recognized through profit or loss	-	(46)	-	(46)
Balance as of June 30, 2023	62	894	80	1,036

G.	The following table presents the level 1 and level 3 fair value financial assets included in other receivables roll-forward during the six months ended June 30, 2023:

	Shares receivable	Total
	USD in thousands
Balance as of January 1, 2023	-	-
Shares receivable from the Amendment of the Buffalo Agreement	937	937
Transfer to investments in shares	(178)	(178)
Net changes at fair value recognized through profit or loss	(153)	(153)
Balance as of June 30, 2023	606	606

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS (continued)

Financial liabilities

Level 1 financial liabilities:

As of June 30, 2023, and December 31, 2022, the Group has a financial liability measured at level 1 - Warrants C (see note 6b).

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 3 financial liabilities:

As of June 30, 2023, and December 31, 2022, the Group has financial liabilities measured at level 3 - derivative liabilities of Jeffs’ Brands (see note 3E).

The fair value of the derivative liabilities of Jeffs’ Brands as of June 30, 2023, was calculated using the following unobservable inputs: share price: USD 0.75, expected volatility: 100%, exercise price: USD 2.02, risk-free interest rate: 5.4%, expected life: 4.41 years, weighted average cost of capital (WACC): 23.2%.

H.	The following table presents the financial liabilities that were measured at fair value through profit or loss:

	June 30,			December 31,
	2023			2022
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands			USD in thousands
Fair value of warrants	158	3,142	3,300	396	4,159	4,555

I.	The following table presents the Level 1 financial liabilities roll-forward:

Warrants
USD in thousands
Balance as of January 1, 2023	396
Change in fair value of warrants issued to investors	(238)
Balance as of June 30, 2023	158

J.	The following table presents the Level 3 financial liabilities roll-forward:

Warrants
USD in thousands
Balance as of January 1, 2023	4,159
Change in fair value of warrants in connection with the IPO of Jeffs’ Brands	(1,017)
Balance as of June 30, 2023	3,142

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - GOODWILL AND INATANGIBLE ASSETS

A.	Details of the Company’s Intangible assets:

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
	USD in thousands

Technology	9,085	10,052
Customer relationship	5,050	5,492
Software license	1,299	1,366
Patent	75	75
Brand name	6,480	4,809
Goodwill	9,047	9,068
Intangible assets, net	31,036	30,862

B.	Additions during the period:

Following the Fort Acquisition, an amount of USD 2,031 thousand was recorded as additional Brand name. For additional information, see note 3E.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - EQUITY

a.	Share capital:

1)	Composed as follows:

	Number of shares
	Authorized		Issued and paid
	June 30,	December 31,	June 30,	December 31,
	2023	2022	2023	2022
	In thousands
Ordinary shares of no-par value	200,000	200,000	25,525	24,661

2)	The ordinary shares confer upon their holders’ voting rights and the right to participate in shareholders’ meetings, the right to receive dividends and the right to participate in surplus assets in the event of liquidation of the Company.

3)	On June 17, 2022, the Company’s shareholders approved to increase the authorized number of shares from 50 million to 200 million.

4)	On July 7, 2022, the Company effected a reverse split of the Company’s authorized and outstanding ordinary shares at a ratio of 20:1 (the “Reverse Split”) and increased the authorized number of shares. Those changes were approved by the Company’s shareholders on June 17, 2022. On July 8, 2022, following the Reverse Split, the Company effected a change in the American Depositary Share (“ADS”) ratios for its American Depositary Receipt program such that each ADS represents one ordinary share of no-par value of the Company (the “Ordinary Share”), instead of twenty (20) pre-Reverse Split Ordinary Shares. The change in the ADS ratio is a technical change made in order to align the ratio so that one ADS equals to one Ordinary Share.

5)	On November 14, 2022, the Company effected a change in the ratio of ordinary shares to each of the Company’s American Depositary Shares (“ADSs”), such that after the Reverse Split is implemented each ADS will represent 15 post-Split Ordinary Shares. The effect of such consolidation was applied retrospectively for all the number of shares, warrants, related par value and others presented in this note and elsewhere in the interim condensed consolidated financial statements.

6)	On June 9, 2023, the Company issued 863,100 ordinary shares to Metagramm as part of the share purchase agreement. See note 3P.

7)	On July 3, 2023, the Company issued 169,920 ordinary shares to Polyrizon as part of the share purchase agreement. See note 3G and 10.1.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - EQUITY (continued)

b.	Share offering to the public and existing shareholders:

The following table summarizes warrants outstanding as of June 30, 2023

Series	Date of grant	Number of warrants conversion to equivalent ADSs(***)	exercise price per warrant in USD(***)	Expiration date

Warrants C(*)	July 2018	176,045	52.5	July 18, 2023
Warrants C(**)	July 2018	28,377	52.5	July 18, 2023
HCW warrants(*)	July 2018	13,242	65.63	July 18, 2023
Total		217,664

*	These warrants, under certain circumstances, can be exercised via cashless exercise mechanism as defined in the warrant agreement. Therefore, the warrants were classified as financial liabilities measured at fair value through profit or loss at each reporting period (see note 4).

**	Recorded in equity.

***	Adjusted to reflect the 1:15 ratio change of the Company’s American Depositary Receipt, or ADR, program. As a result, the number of ordinary shares of the Company represented by each American Depositary Share, or ADS, will be changed from one (1) ordinary share to fifteen (15) ordinary shares. The effective date for the ratio change was November 14, 2022

c.	Share based payments

In August 2013, the Company board of directors approved and adopted the Company 2013 Share Option and Incentive Plan, or the 2013 Plan, which expires in August 2023. The 2013 Plan provides for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and service providers of us and the Company U.S. Subsidiary. The Plan provides for awards to be issued at the determination of The Company board of directors in accordance with applicable law.

In June 2021, the Company board of directors approved the grant of 1,280,000 options pursuant to the Company’s option plan, to certain employees, consultants and directors.

In October 2021, the Company board of directors approved the grant of 90,000 options to consultants.

d.	Dividends

In December 2022, the Company distributed dividends in an aggregated amount of USD 1,582 thousand.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - EQUITY (continued)

e.

Restricted Share Units

On June 15, 2023, the Board approved a grant of restricted share units (RSUs) to the Company’s Directors, Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), employees and to an advisor of the Company, subject to the approval of the General Meeting. On August 7, 2023, the General Meeting approved the RSUs grants. The RSUs shall vest over a period of three years commencing on January 1, 2023, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant. The RSUs grant will be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version] (“Tax Ordinance”), if applicable, and the RSUs will be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

During the six-month period ended June 30, 2023, the Company recognized an expense in the aggregated amount of USD 276 thousand in relation to these RSUs.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

“Related Parties” - As defined in IAS 24 - ‘Related Party Disclosures” (hereinafter- “IAS 24”)

Key management personnel of the Company - included together with other entities, in the said definition of “Related Parties” mentioned in IAS 24.

a.	Transactions with related parties:

1)	Composed as follows:

	Six months ended June 30,
	2023	2022
	USD in thousands

Payroll and related expenses to related parties employed by the Company (1)	1,032	496
Compensation to directors (2)	578	418
Directors’ and Officers’ insurance	468	453
Consultant services (3)	95	-
Interest and discount amortizations of loans from Jeffs’ Brands related parties (4)	-	40
Finance expense on Screenz payable balance (see note 3D)	-	192
Compensation to member of senior management of Gix Internet (5)	102	-
Eventer sales and marketing expenses to Keshet (see note 3D)	-	165
Eventer revenues from related parties	15	7
Eventer general and administrative expenses to Screenz	-	23
Jeffs’ Brands cost of revenues from related parties (6)	313	-
Jeffs’ Brands income from related parties (7)	158	-

(1)	Includes granted options benefit in the aggregated amount of USD 56 thousand and USD 160 thousand for the six months period ended June 302023, and 2022, respectively. Also Includes grant of restricted share units (RSUs) in the aggregated amount of USD 181 thousand for the six months period ended June 30, 2023.

(2)	Includes granted options benefit in the aggregated amount of USD 87 thousand, USD and 183 thousand for the six months period ended June 30, 2023, and 2022, respectively.

(3)	Includes consulting fees to Kfir Zilberman who is a related party of the Company’s subsidiary Jeffs’ Brands

(4)	Includes interest and discount amortizations of loans to Julia Gerasimova, and Victor Hakmon who are related parties of the Company’s subsidiary Jeffs’ Brands.

(5)	Cortex CTO is a related party of Gix Internet.

(6)	Includes inventory storage expenses to Pure NJ Logistics LLC who is a related party of the Company’s subsidiary Jeffs’ Brands. See also note 3E.

(7)	Includes consulting income and a one-time signing bonus from SciSparc Nutraceuticals who is a related party of the Company’s subsidiary Jeffs’ Brands. See also note 3E.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

a.	Transactions with related parties: (continued)

2)	Indemnification, exemption and insurance for directors and officers of the Company:

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.	The Company has a liability for insurance of directors and officers covering all of the Company’s directors and officers. The Company currently has directors’ and officers’ liability insurance providing total coverage of USD 4 million for the benefit of all of the Company directors and officers, in respect of which the Company are charged a twelve-month premium of USD 195, and which includes a deductible of up to USD 1 million per claim, other than securities related claims filed in the United States or Canada, for which the deductible will not exceed USD 2.5 million and USD 5 million in respect of claim with respect to Mergers and Acquisitions.

3)	Transactions during the six months period ended June 30, 2023:

a.	On January 23, 2023, Gix Media acquired an additional 10% of the share capital of Cortex. See note 3F.

b.	In February 2023, the Company and other lenders, signed a convertible loan agreement with Polyrizon. See note 3G.

c.	On March 22, 2023, Jeffs’ Brands entered into a consulting agreement with SciSparc Nutraceuticals. See note 3E.

d.	In March 2023, Jeff’s Brands paid to Pure Capital USD 352 thousand in accordance with the consultant agreement in relation to the two purchases of Fort and SciSparc Nutraceuticals. The consultancy fees were recorded as part of the investments in Fort and SciSparc Nutraceuticals.

e.	On March 28, 2023, the Company signed a security exchange agreement with Fuel Doctor to sell all its shares in Charging Robotics to Fuel Doctor. See note 3J.

f.	On April 13, 2023, the Company entered into a loan agreement with Metagramm. See note 3P.

g.	In June 2023, the Company and other investors signed a share purchase agreement with Polyrizon. See note 3G.

h.	In June 2023, the Company signed an amendment to the credit facility agreement with Parazero. See note 3K.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

b.	Balances with related parties:

(1)	Current assets under related parties section:

	June 30,	December 31,
	2023	2022
	USD in thousands

Advances to Pure Logistics (a related party of Jeffs’ Brands)	7	228
Receivables from SciSparc Nutraceuticals (a related party of Jeffs’ Brands)	168	-
Other receivables (a related party of Gix Internet)	58	60
Other receivables (a related party of Eventer)	5	10
	238	298

(2)	Current assets under loans to associates section:

	June 30,	December 31,
	2023	2022
	USD in thousands

Loan to Laminera (note 3L)	88	93
Loan to Revoltz (note 3H)	141	62
Loan to Metagramm (note 3P)	167	-
Credit line to Parazero (note 3K)	785	391
	1,181	546

(3)	Current Liabilities:

	June 30,	December 31,
	2023	2022
	USD in thousands

Compensation to key management personnel (*)	685	649
Other payable dividend to related parties of Gix Internet	-	284
Current liabilities to related parties of Jeffs’ Brands	118	-
Other accrued expenses to related parties of Eventer	8	122
	811	1,055

*	As of June 30, 2023, these balances include compensation to key management personnel of the Company, Eventer, Gix Internet, Fuel Doctor and Jeffs’ Brands.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - REVENUES

a.	Disaggregation of Revenues:

The following table present the Group’s revenues disaggregated by revenue type:

	Six months ended June 30,
	2023	2022
	USD in thousands

Revenues from commissions (from Eventer)	1,498	1,472
Products (from Jeffs’ Brands)	3,871	2,343
Revenues from internet services (from Gix Internet)	48,016	(*) 31,144
	53,385	34,959

*	The revenues from Gix Internet are presented for the period from March 1, 2022, to June 30, 2022.

b.	Major customers

Set forth below is a breakdown of Company’s revenue by major customers (major customer -revenues from these customers constitute at least 10% of total revenues in a certain year):

	YTD ended on June 30,
	2023	2022
	USD in thousands
Customer A	7,753	6,458

Customer B	8,109	5,124

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SEGMENTS

The Group identified eight operating segments as follows: medical, e-commerce, online advertising and internet traffic routing, online event management, safety systems for commercial drones, energy efficiency technology, electric vehicles and corporate (see note 1a). The Company concluded that the medical, electric vehicles, safety systems for commercial drones and energy efficiency technology segments are not “reportable segments” as defined in IFRS 8, Operating Segments. As such, these segments were combined and disclosed under “Others”.

The CODM measures and evaluates the operating performance of the Group’s segments based on operating loss (income), assets and liabilities.

The table set forth other information of the Group:

	June 30, 2023
	Corporate	E-commerce	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments	Total
	USD in thousands

Total segments’ assets	16,660	16,096	45,680	3,936	*3,588	(293)	85,667

Total segments’ liabilities	(1,204)	(5,500)	(31,868)	(2,821)	(177)	350	(41,220)

*

Includes investments accounted for using the equity method of USD 592 thousand in relation to Parazero (note 3K), USD 1,142 thousand in relation to Laminera (note 3L) and USD 643 thousand in relation to Polyrizon (note 3G).

	December 31, 2022
	Corporate	E-commerce	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments	Total
	USD in thousands

Total segments’ assets	19,478	15,667	50,999	3,208	11,368	(3,069)	97,651

Total segments’ liabilities	(1,198)	(5,025)	(33,203)	(3,244)	(952)	660	(42,962)

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SEGMENTS (continued)

The table set forth the operating results of the Group:

	Period ended June 30, 2023
	Corporate	E-commerce	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments	Total
	USD in thousands

External revenues	-	3,871	48,016	1,498	-	-	53,385

Segment results - operating income (loss)	(6,301)	(2,131)	(46)	140	(1,452)*	-	(9,790)

Non-operating income	157	1,252	-	-	-	-	1,409

Finance income (loss)	(219)	(193)	(765)	(55)	(7)	261	(978)

Profit (Loss) before taxes on income	(6,363)	(1,072)	(811)	85	(1,459)	261	(9,359)

Tax benefit (expense) on income	3	(9)	(340)	-	-	169	(177)

Segment results - profit (loss)	(6,360)	(1,081)	(1,151)	85	(1,459)	430	(9,536)

*

Includes equity losses of USD 655 thousand in relation to Odysight.ai (note 3C), USD 384 thousand in relation to Parazero (note 3K), USD 34 thousand in relation to Laminera (note 3L) and USD 65 thousand in relation to Polyrizon (note 3G).

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SEGMENTS (continued)

	Six months ended June 30, 2022
	Corporate	E-commerce	Online Advertising	Online Event Management	Others	Adjustments	Total
	USD in thousands

External revenues	-	2,343	31,144	1,472	-	-	34,959

Segment results - operating income (loss)	(3,366)	(1,098)	638 *	(310)	(1,385)**	(807)	(6,328)

Non-operating income (loss)	64	(63)	(56)	-	137	2,300	2,382

Finance income (loss)	330	(272)	(620)	(277)	(2)	48	(793)

Profit (Loss) before taxes on income	(2,972)	(1,433)	(38)	(587)	(1,250)	1,541	(4,739)

Tax benefit (expense) on income	(5)	(93)	(15)	-	(6)	110	(9)

Segment results - profit (loss)	(2,977)	(1,526)	(53)	(587)	(1,256)	1,651	(4,748)

*	Includes equity loss of USD 215 thousands in relation to Gix Internet.

**	Includes equity loss of USD 1,073 thousands in relation to Odysight.ai.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SUBSEQUENT EVENTS

1.	On July 3, 2023, the Company issued 169,920 shares to Polyrizon following the share purchase agreement signed in June 2023. See note 3G.

2.	On July 11, 2023, the Company received the consideration for the sale of Odysight.ai in the amount of USD 5.7 million. See note 3C.

3.	On July 19, 2023, warrants C were removed from the trading list due to expiration.

4.	On July 20, 2023, Viewbix granted 51,020 RSUs to Viewbix’s Chief Executive Officer (“CEO”).

5.	On July 31, 2023, Parazero completed its initial public offering (“IPO”) on the Nasdaq for aggregated gross proceeds of approximately USD 7.8 million before deducting underwriting discounts and other estimated offering expenses. The Company participated in the IPO in an amount of USD 1.5 million and converted all of the SAFEs into ordinary shares. Following the IPO and the SAFEs conversion, the Company’s holdings in Parazero decreased to 33.36%. In addition, following the IPO, the credit facility was fully repaid to the Company in the amount of USD 785 thousand.

6.	On August 1, 2023, the Company received additional 21,000 shares of SciSparc in connection with the Amendment to the Buffalo Agreement signed on March 16, 2023. See note 3I.

7.	On August 7, 2023, the Company’s General Meeting approved the re-election of Mr. Eli Cohen to serve as a Director of the Company, a grant of RSUs to the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), the Company’s Directors, employees and to an advisor as well as the re-appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent auditors for the year ending December 31, 2023.

8.	On August 30, 2023, the Company and Gix Internet signed an addendum to the Loan Agreement, effective as of June 30, 2023. Pursuant to the addendum, the loan repayment will be postponed until January 1, 2024. See note 3F.

9.	On September 5, 2023, the General Meeting of A.I. Systems approved the loan conversion. As a result, the loan was converted into 2,650,423 shares of A.I. Systems which represents 36% holdings of the issued and outstanding shares of A.I. Systems. See note 3Q.

10.	On September 13, 2023, the Company signed an operating agreement with a company based in Miami, Florida, to invested USD 2,000 thousand in a joint venture between the parties. The Company will hold 60% of the joint venture and the US based partner will hold the remaining 40%. Once the initial contribution by the company will be fully repaid, the Company will hold a 30% in the property. The joint venture purpose is to acquire, improve, renovate, develop, sell and otherwise deal with a commercial property located in Miami.